UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42715

KANDAL M VENTURE LIMITED

(Registrant’s Name)

Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province, Kingdom of Cambodia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Notice of Regained Compliance with Nasdaq Listing Rules

As previously disclosed, on December 22, 2025, Kandal M Venture Limited (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that based on the closing bid price of the Company for the period from November 6, 2025 to December 19, 2025, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share. Nasdaq has provided the Company with an 180 calendar days compliance period to regain compliance with Nasdaq continued listing requirement. Subsequently, Nasdaq granted the Company an additional 180 calendar days’ compliance period, extending the deadline to December 21, 2026.

On October 30, 2026, the Company received formal notification from Nasdaq, that the Company has regained compliance with the Nasdaq minimum bid price requirement. Nasdaq made this determination of compliance after the closing bid price of the Company’s Class A Ordinary Shares was at $1.00 per share or greater for the last 10 consecutive business days from October 16, 2026 to October 29, 2026. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and this matter is now closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KANDAL M VENTURE LIMITED

Date: November 5, 2026	By:	/s/ Duncan Miao
	Name:	Duncan Miao
	Title:	Chairman of the Board of Directors

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